Old Mission Markets LLC

Statement of Financial Condition
December 31, 2024

Filed as PUBLIC information pursuant to Rule 17-a5(d)
under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69691

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Old Mission Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 N. Dearborn, 8th Floor
        (No. and Street)

Chicago	**IL**	**60602**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erica Marquez Avitia	**312-260-3044**	accounting@oldmissioncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
        (Name – if individual, state last, first, and middle name)

30 South Wacker, Suite 3300	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

9/24/2003	**49**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erica Marquez Avitia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Old Mission Markets LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ERIN GALLERY JAROS
Notary Public, State of Illinois
Commission No. 991542
My Commission Expires
May 30, 2028

Jaros
Notary Public
3 March 2025

Notary Public

Signature: Erica Marquez Avitia

Title:
COO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of Old Mission Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Old Mission Markets LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
March 3, 2025



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Old Mission Markets LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	57,705
Accounts receivable		477,267
Receivables from clearing brokers		56,138,120
Financial instruments		296,946
Receivable from affiliate		837,420
Other assets		83,749
Total assets	$	57,891,207

Liabilities and Member's Capital		
Liabilities		
Financial instuments sold, not yet purchased	$	272,507
Payables to affiliates		4,768,832
Accounts payable and accrued expenses		1,858,266
Total liabilities		6,899,605
Member's capital		50,991,602
Total liabilities and member's capital	$	57,891,207

See Notes to the Statement of Financial Condition.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 1.   Description of Business and Summary of Significant Accounting Policies

Description of Business: Old Mission Markets LLC, a Delaware limited liability company (the Company), is a registered broker-dealer engaged in firm trading on a proprietary basis for its own account and provides brokerage services to its customers and affiliates. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the Financial Industry Regulatory Authority (FINRA), with its office of operations located in Chicago, Illinois and New York, New York. The Company is a wholly owned subsidiary of Old Mission Financial Services, LLC (Parent). The Parent is a Delaware limited liability company which has elected to be classified as an association taxable as a corporation.

Management Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Due from Clearing Brokers: Receivables from clearing brokers consists of cash accounts, amounts borrowed on margin, amounts owed or collectible on unsettled transactions, unrealized gain or loss on contracts for difference, dividends receivable or payable, and interest receivable or payable. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements. The Company's trades and contracts are cleared through a broker-dealer and settled daily. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Revenue Recognition: The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, and related expenses are presented net on the statement of operations. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

The Company has adopted the provisions of Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which establishes principals for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide services to its customers. ASC 606 requires the Company to follow a five step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies its performance obligations. All arrangements involving the performance of services to customers are within the scope of the guidance.

The Company executes trades on behalf of its customers. Each time a customer enters into a transaction, the Company may charge a commission. Commissions are recorded on a trade-date basis as securities transactions occur and are collected on trade by our clearing broker or may be invoiced directly to the customer once a month. The Company believes that the performance obligation is satisfied on the trade date, as once the underlying security is identified, the pricing and settlement has already been determined. The Company has current commissions receivable of $37,443 and $44,053 as of December 31, 2024 and 2023, respectively, due from its clearing broker. This amount is included in receivables from clearing brokers in the Statement of Financial Condition. The Company has commissions receivable of $476,151 and $12,064 as of December 31, 2024 and 2023, respectively due from its customers. This amount is included in accounts receivable in the Statement of Financial Condition.

Dividends and Interest: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

Rebates: Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and are included net within brokerage, exchange, and clearance fees, net on the statement of operations.

Income Taxes: The Company is a disregarded entity for tax purposes. The Company has adopted the provisions of Accounting Standards Update (ASU) 2019-12, Simplifying the Accounting for Income Taxes which eliminates any requirement of the Parent to allocate the consolidated amount of the current and deferred tax expense to the Company. As such, the Company does not pay Federal or state income taxes on its taxable income. The Parent has elected to be classified as an association taxable as a corporation and does pay Federal and state income taxes on its taxable income.

The Company has a tax sharing agreement with the Parent whereby it reimburses the Parent an estimated amount for federal, state, and local income taxes incurred from the results of the Company's operations in the Parent's consolidated tax returns. Although the Company does not prepare a stand-alone tax provision, it estimates that the Company's effective tax rate would be similar to the rate charged to it by the Parent were a stand-alone tax provision prepared.

GAAP requires management to evaluate income tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain income tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the income tax positions taken by the Company, and has concluded that as of December 31, 2024, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service and other taxing authorities for the current and prior three years. There are currently no audits for any tax periods in progress.

Short Sales: The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as financial instruments sold but not yet purchased in the accompanying statement of financial condition.

Foreign Currencies: Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held.

Offsetting: As of December 31, 2024, the Company holds derivative instruments that are eligible for offset in the statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable at law under the same master netting arrangement.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

Measurement of Credit Losses on Financial Instruments: The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivables from clearing brokers, accounts receivable, and other receivables. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2024.

Note 2.   Receivables from Clearing Brokers

Receivable from clearing brokers at December 31, 2024, consists of the following:

	Receivables
Cash	$ 56,086,535
Commission receivable	37,443
Dividend receivable	8,992
Dividend payable	(1,187)
Interest receivable	6,337
Total	$ 56,138,120

Securities owned, cash and financial instruments held at the Company's clearing broker collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

Note 3.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or a liability.

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 3.   Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of equity securities not traded on a national exchange, or reported on the NASDAQ national market, is based on the price from the closing mark from the exchange the security last traded on. If the security is untraded the closing price is set to the bid. These financial instruments are classified as Level 1 in the fair value hierarchy.

During the course of the year, the Company had foreign currencies receivable from or payable to its clearing broker. Their values were based using third party observable data and are categorized in Level 1 in the fair value hierarchy.

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2024, using the fair value hierarchy:

	Total	Level 1	Level 2
Assets			
Financial instruments owned:			
Equity securities	$ 296,946	$ 296,946	$ -
Total assets at fair value	$ 296,946	$ 296,946	$ -
Liabilities			
Financial instruments sold, not yet purchased:			
Equity securities	$ 272,507	$ 272,507	$ -
Total liabilities at fair value	$ 272,507	$ 272,507	$ -

The Company assesses the levels of securities at each measurement day, and transfers between levels are recognized on the actual date of the event of change in circumstances that caused the transfer.

The Company had no Level 3 assets or liabilities at December 31, 2024.

Substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the assets or liabilities.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 4.   Financial Instruments

Derivatives: Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. The Company does not apply hedge accounting as defined in the FASB ASC 815, Derivatives and Hedging, as all the financial instruments are recorded at fair value with changes in fair value reflected in earnings. The Company did not have any derivative contracts included in the Statement of Financial Condition.

Note 5.   Summary of Off-Balance Sheet Risks

Margin: The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Concentrations of Credit Risk: The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash: The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits. The Company has not incurred any losses on these accounts in the past and does not expect any such loss in the future.

Market Risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Note 6.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 7.   Related-Party Transactions

The Company has entered into an expense sharing arrangement with Old Mission Capital LLC (OMC). Under the agreement OMC pays all monthly expenses and is subsequently reimbursed by the Company. As of December 31, 2024 there is a current payable of $4,449,512 between the Company and OMC. This amount is included in payables to affiliates on the statement of financial condition.

The Company and its affiliated companies (The Affiliated Group) through common ownership entered into a cooperation agreement to apply transfer pricing methods to allocate revenues and expenses amongst The Affiliated Group. The Cooperation Agreement calls for The Affiliated Group to provide trading services to each other and in return shall be allocated its respective portion of net profits or losses generated in the accounts of the members of The Affiliated Group. As of December 31, 2024 the Company has a receivable of $837,420 due from Old Mission Group, LLC which is an affiliate, for this cooperation allocation and other services. This amount is included in receivable from affiliate on the statement of financial condition.

The Company has entered into a computer leasing and related services agreement with Old Mission Hardware LLC. As of December 31, 2024 there is a current payable of $23,115 between the Company and Old Mission Hardware LLC. This amount is included in payables to affiliates on the statement of financial condition.

As stated in Note 1, the Company has a tax sharing agreement with the Parent whereby the Company reimburses the Parent an estimated amount for federal, state, and local income taxes and receives a payment for any estimated benefit generated for the Parent. As of December 31, 2024, there is a current payable of $274,909 between the Company and the Parent. This amount is included in payables to affiliates on the statement of financial condition.

The Company also has payables to various affiliates of $21,296 for providing various services.

Note 8.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of trading securities, in multiple asset classes, on a proprietary basis for its own account, brokerage services and support services for the Affiliated Group (see Note 7). The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The financial statements represent the single operating segment financial information for the year ended December 31, 2024.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 9.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company is engaged in market maker activities which, as provided by the Rule, require the Company to maintain minimum net capital equal to $2,500 for each security over $5 and $1,000 for each security under $5 in which it makes a market with a limit of $1,000,000. The Company uses the greater of the minimum net capital requirement per the computation of the aggregate indebtedness or the market maker standard. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2024, the Company had net capital of $48,583,721, which was $47,583,721 in excess of its required net capital of $1,000,000. The Company's percentage of aggregate indebtedness to net capital was 13.64 percent. In addition, see Note 10 regarding a change in the required net capital effective January 1, 2025.

Note 10.   Subsequent Events

Management has evaluated all known subsequent events from December 31, 2024, to the date the accompanying financial statements were issued. Effective January 1, 2025, the Company ceased its proprietary securities trading business. All securities owned, that were related to this business, were sold and as a result, the Company's required net capital changed from $1,000,000 to $100,000. The Company paid a distribution of $45,000,000 on January 3, 2025 to the Parent.